                                                                    Exhibit 99.2


                                 June 8, 2000


Stilwell Financial, Inc.
114 West 11th Street
Kansas City, Missouri  64105

Ladies and Gentlemen:

     You have asked for our opinion as to various matters including whether your company, Stilwell Financial, Inc., a Delaware corporation ("Stilwell"), controls Janus Capital Corporation, a Colorado corporation ("Janus"), under Colorado law notwithstanding certain rights Thomas H. Bailey may have to designate a majority of the members of the Board of Directors under the Stock Purchase Agreement described below.


                                     FACTS

     The following are the primary relevant facts upon which this opinion is based:

     1. Stilwell owns approximately 81.5% of the outstanding common stock of Janus.

     2. Effective as of April 13, 1984, Stilwell's parent entered into a Stock Purchase Agreement with Mr. Bailey and others related to the purchase of Janus common stock which agreement contained in Paragraph 11.01 thereof a provision requiring Stilwell's parent to vote its Janus shares to elect a majority of directors of Janus designated by Mr. Bailey under certain specified conditions ("board selection rights").

     3. Stilwell became a party to the Stock Purchase Agreement and was assigned the rights and obligations of its parent as a result of an amendment to the Stock Purchase Agreement dated November 19, 1999 (the"Amendment"). The Amendment was effective November 19, 1999, although the assignment to Stilwell will not become effective until the time of the spinoff of Stilwell to the shareholders of its parent.

     4. The Amendment purports to amend and restate the provisions of Paragraph 11.01 to read as follows:

          11.01 The parties hereto have AGREED that the present management of JCC shall continue to operate the business of JCC, including the business of JMC prior to the merger of JMC into JCC, of providing investment advice and management services to Janus Fund, as hereinafter provided. So long as Thomas H. Bailey is a holder of at least 5% of the shares of JCC and continues to be employed as President or Chairman of the Board of JCC and if Thomas H. Bailey does not serve as President of JCC, James P. Craig, III serves as President and Chief Executive Officer (or Co-Chief Executive Officer with Thomas
          H. Bailey) of JCC, (i) Thomas H. Bailey shall continue to establish and implement policy with respect to the investment advisory and portfolio management activity of JCC, (ii) without Thomas H. Bailey's consent, Stilwell shall not cause JCC to implement, or impose on the management of JCC any policies, conditions or restrictions regarding the policy referred to in (i) other than those which were in place at November 15, 1983, and
          (iii) any changes in management philosophy, style or approach influencing the management of JCC with respect to the policy referred to in (i) shall be mutually agreed to by Thomas H. Bailey and by Stilwell. In furtherance of this objective, so long as Thomas H. Bailey is a holder of at least 5% of the shares of JCC and continues to be employed as President or Chairman of the Board of JCC and if Thomas H. Bailey does not serve as President of JCC, James P. Craig, III serves as President and Chief Executive Officer (or Co-Chief Executive Officer with Thomas H. Bailey) of JCC, Stilwell agrees to vote its JCC Shares to elect directors of JCC, at least a majority of whom shall be selected by Thomas H. Bailey, subject to Stilwell's approval, which approval shall not be unreasonably withheld. Each of the preceding provisions set forth in this paragraph is expressly conditioned, however, upon such management and Thomas H. Bailey continuing to perform their respective duties with reasonable care and in a manner which is consistent with past practice and not contrary to the best interests of JCC.


                               ISSUES CONSIDERED

     You have asked us to consider the following issues in connection with the formulation of our opinion as to whether Stilwell controls Janus notwithstanding the rights Mr. Bailey may have under Paragraph 11.01 of the Amendment.

     1. Did Mr. Bailey's board selection rights under Paragraph 11.01 of the Stock Purchase Agreement expire on April 13, 1994, and, if so, did Mr. Bailey regain those rights upon execution and delivery of the Amendment by the parties thereto?

     2. Can the officer status of Thomas H. Bailey as the President and Chairman of Janus be terminated so as to effectively terminate his rights to select a majority of the directors of Janus?

     3. Would termination of the officer status of Mr. Bailey be a breach of the Stock Purchase Agreement?

     4. If the termination of the officer status of Mr. Bailey were a breach of the Stock Purchase Agreement, would Mr. Bailey have a right, through injunctive or other equitable relief, to be reinstated as an officer of Janus or to enforce his board selection rights?

     5. If Mr. Bailey's removal as an officer were threatened, would he be able to obtain temporary injunctive relief to prevent such removal or to enforce his board selection rights?

     In addition, you have asked whether support is found in Colorado case law for each of the conclusions reached in our opinion and we are including the citation of the relevant Colorado cases in support of each of our conclusions.

                                  CONCLUSIONS

     Based upon the information, and subject to the qualifications and limitations, set forth herein, having due regard for such legal considerations as we deem relevant and our review of the documents

Stilwell Financial, Inc.
June 8, 2000
Page 3




described herein, we are of the opinion that Stilwell controls Janus notwithstanding any board selection rights Mr. Bailey may have. This opinion is based, as more fully discussed below, upon

          a. the fact that Stilwell has the right to reasonably reject Mr. Bailey's board selections,

          b. the fact that the Amendment clearly specifies that Mr. Bailey has these board selection rights only so long as he is President or Chairman of Janus,

          c. our opinion that the officer status of Mr. Bailey, and, therefore his board selection rights, could be terminated by Stilwell, if it chose to do so, without breaching the Stock Purchase Agreement or Amendment, and

          d. our opinion, that, even if the termination of the officer status of Mr. Bailey were a breach of the Stock Purchase Agreement, Mr. Bailey would not have a right to be reinstated as an officer, and therefore have his board selection rights reinstated, through injunctive or other equitable relief.

     In addition, we believe that a Colorado court would not give Mr. Bailey temporary injunctive relief to stop his removal as an officer if such removal were threatened or to enforce his board selection rights conditioned as they are on his continuation as an officer of Janus and that the amendments prior to April 13, 1994 to the Stock Purchase Agreement did not extend the 1994 expiration date of the voting provisions under C.R.S. 1973, Section 7-4-117(6). It is our opinion that the voting provisions of Paragraph 11.01 expired and were not enforceable after April 13, 1994, until perhaps November 19, 1999, when the Amendment was effective. We are unable to express an opinion as to whether Mr. Bailey regained his board selection rights in November 19, 1999, as a result of the Amendment for the reasons set forth below, but we note that our inability to express an opinion as to this specific issue does not affect our conclusions as to the other matters covered by this opinion.

                                  DISCUSSION

Under the general rule Stilwell controls Janus due to its ownership of 81.5% of
-------------------------------------------------------------------------------
the Janus' Common Stock
-----------------------

     Under Section 7-101-401 of the Colorado Business Corporation Act (the "Colorado Act"), "control" is defined as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting shares, by contract, or otherwise."
Section 7-108-101 of the Colorado Act provides that, unless otherwise indicated in the articles of incorporation, "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors or such other persons as the articles of incorporation provide shall have the authority and perform the duties of a board of directors." Article VII, Section 1 of Janus' articles of incorporation provides that "the business and affairs of the corporation shall be managed by a board of directors . . ." Article III, Section 1 of the Janus bylaws provides that "the property and business of the corporation shall be controlled and managed by a board of directors, . . ." Based on the foregoing, Janus is controlled by its Board of Directors. The question then becomes, does Stilwell control the Board of Directors of Janus?

Stilwell Financial, Inc.
June 8, 2000
Page 4




     The Directors of Janus are to be elected at each annual meeting of shareholders. See Section 7-108-103 of the Colorado Act; Article VII, Section 1
              ---
of Janus' articles of incorporation and Article II, Section 1 of Janus' bylaws.
Section 7-102-102 of the Colorado Act provides that cumulative voting in the election of directors is mandatory unless the corporation provides otherwise in its articles of incorporation. Article VIII of the Janus articles of incorporation prohibits cumulative voting in the election of directors. Article II, Section 11 of the Janus bylaws provides that directors shall be elected by a plurality of the votes cast by shareholders entitled to vote for directors.
Section 7-107-202 of the Colorado Act and Section 9 of Article II of Janus' bylaws provide that each outstanding share shall be entitled to one vote upon each matter submitted to a vote of shareholders. Therefore, absent any other limitations, Stilwell, as the holder of approximately 81.5% of the voting power of Janus, would clearly control the election of the Board of Directors of Janus. The question then becomes whether Stilwell has transferred to Mr. Bailey the right to control the Board of Directors of Janus, and, therefore, control of Janus.

Mr. Bailey's board selection rights under the original Stock Purchase Agreement
-------------------------------------------------------------------------------
expired on April 13, 1994
-------------------------

     The original Stock Purchase Agreement had provisions pursuant to which Stilwell's parent agreed to vote its shares to elect a majority of directors of Janus designated by Mr. Bailey under certain specified conditions. and thus
                                                                 -
under Colorado law at least this portion of the Stock Purchase Agreement constituted a voting agreement. At the time this agreement was entered into and until July 1, 1994, Colorado corporate law provided that

     An agreement between two or more shareholders, if in writing and signed by the parties thereto, may provide that in exercising any voting rights the shares held by them shall be voted as provided by the agreement, as the parties may agree, or as determined in accordance with a procedure agreed upon by them. No such agreement shall be effective for a term of more than ten years, but at any time within two years prior to the time of expiration of such agreement, the parties may extend its duration for as many additional periods, each not to exceed ten years, as they may desire. See
                                                                           ---
     C.R.S. 1973, Section 7-4-117(6).

     It is our understanding that the voting provisions of the Stock Purchase Agreement were not extended in accordance with the above referenced provisions and that no amendment extending the term of these provisions was entered into during the two year period preceding the expiration of the statutory term as provided in the statute./1/ Therefore the voting agreement provisions of the original agreement terminated as a matter of Colorado law on its tenth anniversary, April 13, 1994. See Grossman v. Sherman, 599 P.2d 909, 911 (Colo.
                             --- -------------------
1979) (holding that a contract for a term of one year expired when plaintiff completed his agreed year of employment and no new agreement was reached by the parties prior to expiration); McDonald's Corp. v. Rocky Mountain McDonald's,
                              ----------------------------------------------
Inc., 590 P.2d 519, 521 (Colo. App. 1979) (finding that
----
________________________
/1/ The first four amendments to the Stock Purchase Agreement were dated January 4, 1985; March 18, 1988; January 1, 1991, and February 5, 1992, respectively. None of these amendments dealt with the voting agreement or purported to extend its duration.

Stilwell Financial, Inc.
June 8, 2000
Page 5


where a contract provides for a manner in which termination can be effected, those provisions must ordinarily be enforced as written).

The status of the Amendment does not affect our opinion that Stilwell controls
------------------------------------------------------------------------------
Janus
-----

     As of November 19, 1999, an Assignment and Assumption Agreement and Fifth Amendment to Stock Purchase Agreement (the "Amendment") was entered into by the parties including Stilwell which purported to amend and restate the original voting agreement provision to replace it with the provision quoted above.

     We are unable to express an opinion as to whether a Colorado court would treat this purported amendment and restatement of an expired voting agreement as a new voting agreement or as a nullity since the provisions that it was purporting to amend had already expired as a matter of law. Our inability to express an opinion is due to the fact that a court's inquiry could center upon facts which we cannot know; in particular, the intent of the parties other than Stilwell upon entering into the amendment of the voting provisions. We also cannot predict how a court would deal with each party's respective intent as impacted by the knowledge and intent of the other party.

     If a court were to hold that the voting provisions of the Amendment were null and void, then Mr. Bailey lost his voting rights by operation of law in 1994, and neither KCSI nor Stilwell have been bound to vote for any of Mr. Bailey's nominees since April 13, 1994. If this were the outcome, then our opinion regarding whether Stilwell controls Janus would not be needed as Mr. Bailey would have no board selection rights and Stilwell would unquestionably control Janus .

     The alternative to finding that the Amendment was null and void as to the voting agreement provisions is that the Amendment is valid as a new voting agreement. For purposes of the remainder of this opinion we will assume that the voting provisions of Paragraph 11.01 as amended and restated by the Amendment are currently in effect. It is important to note, however, that our opinion that Stilwell controls Janus would not be changed if the provisions of Paragraph
11.01 of the Amendment were found to be enforceable against Stilwell. In other words, regardless of what a court might find with respect to the validity of the Amendment, our opinion is that Stilwell controls Janus.

Stilwell Financial, Inc.
June 8, 2000
Page 6



Mr. Bailey's board selection rights are significantly qualified and conditioned
-------------------------------------------------------------------------------
on the continued employment of Mr. Bailey as President or Chairman
------------------------------------------------------------------

     Under Colorado law, contracts are to be construed in accordance with the intent of the parties thereto. See USI Properties East, Inc. v. Simpson, 938
                               ----------------------------------------
P.2d 168 (Colo. 1997); Cache Nat'l Bank v. Lusher, 882 P.2d 952 (Colo. 1994).
                       --------------------------
The language of Paragraph 11.01 of the Stock Purchase Agreement ("Paragraph 11.01") regarding Stilwell's support of Mr. Bailey's director selections clearly indicates that the parties intended that Mr. Bailey's board selection rights were for the limited purpose of assuring that he could control policy regarding
                                                      -------------------------
investment by Janus of its advisory clients' assets as long as he was President
-------------------------------------------------------------------------------
or Chairman. If the selection of directors by Mr. Bailey were to further some
-----------
other objective, or if the conditions of Paragraph 11.01, as set forth above, were not met, Stilwell would not be obligated under that agreement to consent to, or vote for, such directors. Therefore, reasonably Stilwell could refuse to approve director selections who did not agree with Stilwell on matters other than policy with respect to investment advisory and portfolio management. If the parties' intent had been to give Mr. Bailey control over other aspects of Janus, presumably they would not have required Stilwell's approval for his director selections and would not have needed to state, as they did, that Stilwell's obligation to support his nominees was to further the objective of preserving his control over the investment policy of Janus.

     In fact, another provision of the Stock Purchase Agreement, contained in Paragraph 12.01, reflects the parties' intention that Stilwell control the Board of Directors of Janus (except with respect to investment policy) because, under that provision Stilwell is obligated to cause Janus to pay dividends. The declaration and payment of dividends is, of course, a board function.

     The language of Paragraph 11.01 clearly conditions Mr. Bailey's board selection rights on his continuing employment as Chairman or President and his continuing as a 5% or greater shareholder.

Stilwell has the power to terminate Mr. Bailey's employment as President and
----------------------------------------------------------------------------
Chairman and thus terminate his board selection rights
------------------------------------------------------

     Stilwell could terminate Mr. Bailey's employment as President and Chairman
     --------------------------------------------------------------------------
and thus terminate his board selection rights through shareholder action. Stilwell also retains the power to unilaterally terminate Mr. Bailey's board selection rights under the Stock Purchase Agreement by terminating Mr. Bailey's status as an officer of Janus. Under the Stock Purchase Agreement, if Mr. Bailey were no longer President or Chairman, his board selection rights would end. (If he were to cease only to be President and Mr. Craig were President, those rights would continue, unless Mr. Bailey also were to cease to be Chairman.) The Janus Bylaws contain no reference to a Chairman, but authorize the Board of Directors to designate officers in addition to a president. On December 14, 1999, Mr. Bailey was elected by the Board to the offices of President, Chairman and Chief Executive Officer as part of a slate of officers of Janus. Under the circumstances, we believe his position as Chairman is that of an officer. To remove Mr. Bailey, Stilwell could request the Board of Directors of Janus to take that action or Stilwell could take direct action to remove him. Stilwell has the power to amend the bylaws of Janus to allow removal of Mr. Bailey, or any other Janus officer, by shareholder action without Board action. Section 7-108-303(4) of the Colorado Act provides "The bylaws or the board of directors may make provisions for the removal of officers by other officers or by the shareholders." While the bylaws of Janus do not currently provide for a removal of officers by shareholders, the bylaws could be amended by shareholder action to include such a provision.

Stilwell Financial, Inc.
June 8, 2000
Page 7



Section 7-110-201(2) of the Colorado Act provides "The shareholders may amend the bylaws even though the bylaws may also be amended by the board of directors." Such action could be taken at a meeting or by unanimous written consent of shareholders. See Section 7-107-104 of the Colorado Act. Section 7-
                         ---
107-102 of the Colorado Act requires a corporation to hold a special meeting of shareholders if it receives written demand for the meeting, stating the purpose(s) for which it is to be held from holders of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the meeting. The Board of Directors may fix a record date for such a meeting not more than 70 days preceding the date of the meeting and if it does not, the record date is to be the twentieth day preceding the meeting. See
Section 7-107-107 and Article II, Section 4 of the Janus bylaws. Section 7-107-105 of the Colorado Act and Article II, Section 3 of the Janus bylaws require notice of the special meeting to be given to shareholders no fewer than 10 nor more than 60 days' before the date of the meeting. If a corporation does not give notice of the special meeting within 30 days after the date the last of the demands necessary to require the calling of the meeting was received by the corporation, on application of any person who participated in a demand for a special meeting, the holding of the meeting may be summarily ordered by the district court of the county in Colorado where the corporation's principal office is located. See Section 7-107-103 of the Colorado Act.
                   ---

     Of importance, the power of shareholders to remove officers has existed under Colorado law at all times since the Amendment was entered into. See
                                                                      ---
Section 7-108-303(4) of the Colorado Act. If a Colorado court were to find that the Amendment constituted a new agreement, rather than a nullity, a court would presume that the parties were aware of the power of shareholders to remove officers. See Keelan v. Van Waters & Rogers, Inc., 820 P.2d 1145, 1148 (Colo.
          --- -----------------------------------
App. 1991)(statutory law which pertains to the terms of a contract is considered part of that contract). Therefore, the parties would have taken action to modify or waive this right if it had been the intent of the parties to insure that Mr. Bailey could not be removed as an officer by shareholder action. See Ziegler
                                                                 -----------
v. Hendrickson, 528 P.2d 400, 403 (Colo. App. 1974)(waiver of contract
--------------
terms occurs when party is entitled to assert particular right, knows the right exists, and intentionally relinquishes such right).

     More important, even assuming the original agreement remained in effect, we believe that Stilwell would be able to avail itself of the shareholder removal provisions. When the Colorado Corporate Act was enacted effective July 1, 1994,
Section 7-117-101 was included to set forth the applicability of the Act to existing corporations. Section 7-117-101(2) states that Articles 101 to 117 of the Act applied to all existing corporations. While Section 7-117-101 does contain exceptions to certain provisions of the Act for corporations existing prior to July 1, 1994, no exception was included as to the provisions of Section 7-108-303(4). Therefore, the general rule of Section 7-117-101(2) applies and
Section 7-108-303(4) applies to corporations existing prior to July 1, 1994. Therefore, we do not believe there is a basis upon which a Colorado court could find that the shareholder removal provisions were not available to Stilwell.

     Stilwell could terminate Mr. Bailey's employment as President and Chairman
     --------------------------------------------------------------------------
and thus terminate his board selection rights through Board action. The power to
------------------------------------------------------------------
remove directors is further evidence of control of the Board and provides Stilwell an alternative means to terminate Mr. Bailey's employment as President and Chairman and thus to terminate his board selection rights. Under Colorado law, shareholders have the right to remove any or all of the directors of a Colorado corporation with or without cause at any time, unless the articles of incorporation provide otherwise. See Section 7-108-108. Janus' articles do not
                                 ---
prohibit removal of directors by shareholders. Upon any removal of Janus directors by Stilwell, the remaining directors

Stilwell Financial, Inc.
June 8, 2000
Page 8



would have the power to terminate Mr. Bailey's employment and this would terminate his board selection rights under the Stock Purchase Agreement. The Board would have to take any such action by unanimous consent or at a meeting held in compliance with Colorado law, including satisfying quorum requirements.
Section 7-108-205 of the Colorado Act provides that, unless a greater number is required by the bylaws, a quorum of a board of directors consists of (1) a majority of the number of directors fixed if the corporation has a fixed board size, or (2) a majority of the number of directors fixed (or, if no number is fixed, of the number in office immediately before the meeting begins) if a range for the size of the board is established pursuant to Section 7-108-103(2).
Section 7-108-103(2) provides that the bylaws may establish a range for the size of the board of directors by fixing a minimum and maximum number of directors. Janus has a fixed number of directors (6) under Article III, Section 1 of its bylaws. Article III, Section 6 of Janus' bylaws provides that a majority of the full board of directors shall constitute a quorum. However, if after any removal by Stilwell there were not enough directors remaining to meet these quorum requirements, Stilwell has the unilateral right to amend Janus' bylaws so that a smaller number of directors, or even one director, would meet the quorum requirements and could exercise the full powers of the Board of Directors. See
                                                                           ---
Section 7-110-201 of the Colorado Act. Accordingly, Stilwell could effect the termination of Mr. Bailey's employment and thus effect the termination of his board selection rights through Board action as well as shareholder action.

Neither the Stock Purchase Agreement nor the Amendment contain provisions
-------------------------------------------------------------------------
assuring Mr. Bailey employment or a position as an officer, therefore, he could
-------------------------------------------------------------------------------
be removed as an officer without breaching either agreement
-----------------------------------------------------------

     It is our understanding that Mr. Bailey has no employment agreement. Further, nothing in the Stock Purchase Agreement or Amendment assures him of continued employment. The language of Paragraph 11.01 in fact implies that Mr. Bailey's employment could be terminated because it says it continues his rights only so long as he "... continues to be employed ..."
                        ------------------------

     Removal of Mr. Bailey by Stilwell would not be inconsistent with Stilwell's obligation to vote for his nominees to the Janus Board (selected with Stilwell's consent), because it is clear from the language of the Stock Purchase Agreement that the purpose for this obligation was to assure Mr. Bailey that, as long as he continued to be affiliated with Janus as an officer, Stilwell would support his director nominees (to the extent noted above). This support was assured in the Stock Purchase Agreement so Mr. Bailey would not be forced by Stilwell to change his policies regarding management of the assets of Janus' investment advisory clients. If Mr. Bailey were to cease to be so affiliated, the need for such protection would end and Stilwell no longer would have any limitation under the Stock Purchase Agreement on its ability to elect or remove directors of Janus. Therefore, in our opinion, the removal of Mr. Bailey as President and Chairman of Janus would terminate his director selection rights, and would not breach the Stock Purchase Agreement. If Mr. Bailey were to challenge his removal by instituting litigation, based solely upon the facts set forth herein and our review of the documents described herein, we believe that Stilwell would prevail in that litigation.

Stilwell Financial, Inc.
June 8, 2000
Page 9



Even if Mr. Bailey's removal were a breach of the Stock Purchase Agreement or
-----------------------------------------------------------------------------
the Amendment, he would not be entitled to reinstatement through equitable
--------------------------------------------------------------------------
relief
------

     It is also our opinion that even if the removal of Mr. Bailey were found by a Colorado court to be a breach of the Stock Purchase Agreement, we believe that, as a matter of Colorado corporate law, Mr. Bailey would not be entitled to reinstatement through injunctive or other equitable relief. The power of removal of officers granted to directors and shareholders by statute is absolute. See
                                                                          ---
Section 7-108-303(4) of the Colorado Act. Officers of a corporation, as a matter of corporate law, serve at the pleasure of the directors and shareholders. While there are no cases in Colorado dealing with the shareholders' power to remove officers, the statute is unambiguous. Moreover, guidance as to this matter is contained in the Official Comments to the Model Business Corporation Act Annotated relating to Section 8.43 regarding removal of officers and Section
8.44 regarding contract rights of officers, (Colorado courts have looked to the Model Business Corporation Act when Colorado law was lacking. See Bowers
                                                                  ------
Building Company v. Altura Glass Co., 694 P.2d 876 (Colo. 1984)). The Official
------------------------------------
Comment to Section 8.43 reads in pertinent part:

          In part because of the unlimited power of removal, . . ., a board of
                             ------------------------------
     directors may grant an officer an employment contract that extends beyond the term of the board of directors. This type of contract is binding on the corporation even if the articles of incorporation or bylaws provide that officers are appointed for terms shorter than the period of the employment contract. If the later board refuses to reappoint that person as an officer, he has the right to sue for damages but not for specific
              --------------------------------------------------------
     performance of his employment contract. (Emphasis added.)
     --------------------------------------

     While the comment to the Model Act refers to Board removal, there is no reason why shareholder removal would be treated differently. Presumably the reason the comment refers to only board removal is that there is no provision for shareholder removal under the Model Act. The reasons behind the comment are no different for shareholder removal than for board removal. The point is that under corporate law, the rights of the Board and shareholders are superior to the rights of officers who serve at the pleasure of the Board and shareholders.

     Mr. Bailey has been given certain rights to select directors of Janus only so long as he is employed as Chairman or President. As noted above, he has no contract with respect to such employment. To reinstate him as Chairman or President or to reinstate his Paragraph 11.01 rights following his removal, the Colorado courts would have to violate their rule as set forth by the Colorado Supreme Court in Bellow v. Fico Insurance Company, 878 P.2d 672 (1994). In that
                 --------------------------------
case, the court held

          "Specific performance can only be accomplished according to the terms of the party's contract. The court may not make a contract for the party and then order it to be specifically performed."

     Thus, even if Colorado corporate law did not provide, as we believe it does, that a removed officer has no right to reinstatement through injunctive relief or other equitable remedy, we believe that reinstatement would not be an available remedy to Mr. Bailey under Colorado contract law.

Stilwell Financial, Inc.
June 8, 2000
Page 10



We do not believe that Mr. Bailey could obtain a temporary injunction to stop
-----------------------------------------------------------------------------
his removal if it were threatened
---------------------------------

     In addition, we do not believe that a temporary injunction would be an available remedy for Mr. Bailey to stop his removal as Chairman and President if such removal were threatened. The granting of a preliminary injunction is an extraordinary remedy, and is considered the exception rather than the rule. See
                                                                            ---
Sportsmen's Wildlife Defense Fund v. Western Slope Environmental Resource
-------------------------------------------------------------------------
Council, 949 F. Supp. 1510, 1522 (D. Colo. 1996).  Therefore, the right to
-------
relief must be clear and unequivocal. Id.  A party seeking injunctive relief
                                      --
must establish each of the following four factors: (1) a substantial likelihood of success on the merits; (2) that the movant will suffer irreparable injury unless the injunction issues; (3) that the threatened injury to the movant substantially outweighs whatever damages the proposed injunction may cause the opposing party; and (4) that the injunction would not be adverse to the public interest. See Libertarian Party of Colorado v. Buckley, 938 F. Supp.
                     --- ----------------------------------------
687, 690 (D. Colo. 1996). We believe it is very unlikely that Mr. Bailey will be able to establish all four of these factors. First, as discussed herein we are of the opinion that Mr. Bailey would not succeed on the merits. Therefore, we do not believe he could satisfy factor 1 which requires that he be able to establish a "substantial" likelihood that he would succeed on the merits. Second, the courts have also found that the removal of management of a corporation did not constitute irreparable harm to the members so removed because they could later be reinstated if they succeeded on the merits. See
                                                                        ---
Crown Resource Corp. v. Gold Capital Corp., 650 F. Supp. 985, 988 (D. Colo.
------------------------------------------
1987)(denying motion for preliminary injunction brought by incumbent management of corporation to hold election results in abeyance because incumbent management could not demonstrate element of irreparable harm). Therefore, Mr. Bailey would have great difficulty satisfying factor 2.

We do not believe that Mr. Bailey could obtain any equitable relief to enforce
------------------------------------------------------------------------------
his board selection rights if he was removed as an officer
----------------------------------------------------------

     For the reason discussed throughout this opinion; i.e., that those rights are contingent upon several conditions including his continued employment as President or Chairman of Janus, we do not believe that a Colorado court would issue any sort of equitable relief to enforce Mr. Bailey's board selection rights if he was removed as Chairman and President. To do so would be to rewrite the Amendment to take away the conditions precedent to Mr. Bailey's having the board selection rights, and, as noted above, Colorado courts will not rewrite and then enforce a contract. Accordingly, while Colorado law does allow for the specific enforcement of voting agreements/2/, a voting agreement would be enforced only as written, and the voting agreement no longer exists if Mr. Bailey is not employed as President or Chairman of Janus. It is our opinion that a Colorado court would not enforce those voting rights once the conditions precedent to those rights were no longer satisfied.



___________________________________
/2/ See Colo. Rev. Stat. Section 7-107-302.
    ---

Stilwell Financial, Inc.
June 8, 2000
Page 11




     Finally, with respect to Janus' obtaining a temporary injunction, given that Janus is not a party to the Stock Purchase Agreement nor to the Amendment, Janus has no right under the Amendment to have Mr. Bailey serve as an officer.

                        QUALIFICATIONS AND LIMITATIONS

     Our opinions as herein expressed are subject to the following qualifications and limitations:

     (a) We express no opinion as to the laws of any jurisdiction other than Colorado;

     (b) Our opinion is limited to the specific issues expressly set forth herein and no other opinion may be inferred or implied beyond the matters expressly stated in this letter;

     (c) Our opinion is rendered on the date hereof and we have no continuing obligation hereunder to inform you of changes of law or fact subsequent to the date hereof or facts of which we have become aware after the date hereof; and

     This opinion is for your benefit for the purpose of a determination by you and your accountants as to the appropriateness of filing consolidated financial statements for KCSI, Stilwell and Janus and may not be furnished to, or relied upon by, any other person or entity without the express written consent of the undersigned, except that we hereby consent to your furnishing a copy of this opinion to your accountants, PricewaterhouseCoopers, and to their reliance hereon and to the filing of our opinion with the Securities and Exchange Commission as an exhibit to the 1999 Form 10-K of Kansas City Southern Industries, Inc. and the Form 10 Registration Statement of Stilwell.

                               Very truly yours,


                               ROTHGERBER JOHNSON & LYONS LLP

                               /s/ Rothgerber Johnson & Lyons LLP